Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 16, 2022, or the Annual Report, including the consolidated annual financial statements as of December 31, 2021 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion, including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its Annual Report. Perion does not assume any obligation to update these forward-looking statements.

The terms “Perion,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Perion Network Ltd. and its subsidiaries, unless the context otherwise requires.

General

Perion is a global technology innovator in the digital advertising ecosystem, providing brands, agencies and publishers with holistic solutions to identify and reach their most valuable customers – across all channels – with high-impact creative units.  These are orchestrated by Perion’s proprietary intelligent Hub (iHUB), which connects the supply and demand sides of the marketplace, and as a result is capable of bringing Perion and its client’s significant efficiencies.

Perion’s technology leadership leverages the Company’s scale, operating across the three main pillars of digital advertising: ad search, social media, and display/video/CTV, in an addressable global market of more than $602 billion in 2022, which is expected to grow to $876 billion in 2026, according to eMarketer. The presence across the three pillars also provides diversification of our revenue, and market agility, that allows the Company to capitalize on shifts in spending and budget allocation in a timely and efficient manner.  The three pillars are represented by our search ad monetization, which is a direct-response platform; cross-channel high impact advertising through the open web, including through video and CTV; social advertising through our actionable performance monitoring platform; and our content monetization system.

Thus, while Perion is positioned to benefit from the overall growth of the digital marketplace, our diversified business solutions also enable us to succeed during volatile periods when growth opportunities are concentrated in specific sectors.

The advanced technological solutions offered by Perion, which apply to the entire consumer journey and marketing funnel, including these capabilities.

1.
The ability to monetize search traffic through our partnership with Microsoft Advertising (Bing), as reflected in the growth of our publisher network.  This is particularly important given the growing shift to Direct Response units;

2.	The ability to continuously expand our margin, demonstrating the effectiveness of our iHUB, which is further detailed below;

3.	The ability to meet advertiser demand for higher user engagement with our high-impact Ad suite;

4.	The ability to innovate in sectors that matter most to brands; this is manifest in SORT™ which is an effective and successful response to advertiser recognition that privacy matters; and

5.	The ability to acquire and execute with strategic and operational discipline.

SORT™, Perion’s alternative to third party cookies, which is first and foremost the result of our ability to analyze the complex data signals that are derived from our assets that flow through our iHUB.

SORT™ - which stands for “Strategic Optimization of Relevant Traits” – and which is covered by a provisional patent, not only eliminates the need for cookies, but is being demonstrated by actual, real-time comparison tests made by Neutronian, a respected third-party research firm, to outperform first-party cookies.

Further, SORT™ does not collect or store any user data, the way other cookie-less solutions do. This gives SORT™ a unique position as a cookie-free solution which maintain user anonymity. Thus, the technology serves as the superior, competitively advantaged replacement for third-party cookies. These are currently an essential part of the targeting infrastructure of the digital advertising market but are under increasing pressure for the manner in which they violate user privacy. SORT™ is a competitive advantage that should enable Perion to capture revenue as brands and advertisers move away from cookies and other platforms such as Google – who just delayed their elimination of cookies until the end of 2024 because they were unable to develop a satisfactory replacement solution. In addition, consumers are made aware that a brand campaign is running through SORT™, and hence the ads are safe to click, as indicated by a proprietary “Private Shield” graphic logo that is part of every ad unit running through SORT™. SORT™ is a solution that provides consumers with visible confidence they won’t be followed around the web as their behavior is being tracked.

SORT™ was built as a flywheel that gains insights and effectiveness as more campaigns are run through it, as the below infographic demonstrates:

To provide further details on our iHUB, this centralized and intelligent hub connects Perion’s supply side and demand side assets and processes billions of signals. This provides five levels of value: operational savings – shared resources; Traffic Acquisition Costs and media buying optimization; increased customer value; market agility and creative firepower, as further described below:

1.	Operational Savings – Shared Resources

   Perion’s iHUB serves as a central function to all of Company’s activities, acting as a shared infrastructure resource consisting of an ad-server, as well as a central real-time bidding engine, a smart data layer, and sophisticated reporting. This efficiency eliminates excessive expenses incurred by business units when developing separate infrastructures.

2.	Traffic Acquisition Costs (TAC) Optimization

The iHUB allows our business units to quickly balance and harmonize demand and supply, providing optimum utilization of our owned & operated supply as well as the open web. This enables us to serve direct demand in a closed loop, generating superior efficiency and hence performance.

Further, we offer publishers and advertisers multiple ad products within our offering model. This enables us to capture more market share, optimizing the return on our go-to-market efforts.

3.	Increased Customer Value

Our advertisers benefit from both high scale and reach, as well as better matching on a segment basis. This is made possible by our cross-company data layer. This same technology offers customer value to our publishers, delivering more opportunities to monetize their inventory and generate incremental revenue - as we make multiple ad products from different business units available through our unified platform.

4.	Market Agility and Creative Firepower

The COVID-19 pandemic, and the volatility of the post-pandemic marketplace have highlighted the importance of being able to respond to strategic shifts in advertising dollars allocated between video/CTV, display and search media.

Perion is positioned to benefit from the overall growth of the digital marketplace, through our diversified business solutions that cover the three main pillars of digital advertising—our search ad monetization; cross-channel high impact advertising, including through video and connected television, or CTV; social advertising through our actionable performance monitoring platform; and our content monetization system.

Recent Developments

COVID-19

The COVID-19 pandemic has impacted worldwide economic activity, financial markets, and business practices since it emerged in 2020. Since the first quarter of 2022, as a result of the increased vaccination rate and less virulent strains, many government-imposed restrictions have been lightened or removed. We fully reopened all of our offices and are conducting business as usual under hybrid working schedules. However, the end of the COVID-19 pandemic is still uncertain. We will continuously monitor and evaluate the situation and respond appropriately to support our employees, customers, partners and communities.

Results of Operations

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenue. Revenue increased by 36%, from $199.5 million in the six-month period ended June 30, 2021 to $272.0 million in the six-month period ended June 30, 2022.

Search Advertising revenue. Search Advertising revenue increased by 18%, from $103.3 million in the six-month period ended June 30, 2021 to $121.8 million in the six-month period ended June 30, 2022. This increase is primarily as a result of increased average daily commercial searches, increase in average RPM and increased number of publishers.

Display Advertising revenue. Display Advertising revenue increased by 56%, from $96.2 million in the six-month period ended June 30, 2021 to $150.2 million in the six-month period ended June 30, 2022. This increase was a result of the acceleration of our Video and CTV advertising offering and an increased number of clients.

Cost of revenue. Cost of revenue increased by 16%, from $11.6 million or 6% of revenue in the six-month period ended June 30, 2021 to $13.5 million or 5% of revenue in the six-month period ended June 30, 2022. The decrease as a percentage of revenue is primarily due to our ability to generate higher level of revenue with a moderate increase in expenses related to hosting, data and headcount.

Traffic acquisition costs (“TAC”) and media buy. TAC and media buy increased by 30%, from $121.1 million or 61% of revenue in the six-month period ended June 30, 2021 to $156.9 million or 58% of revenue in the six-month period ended June 30, 2022. The decrease as a percentage of revenue is primarily due to improved commercial terms, a favorable product mix of ad formats, and the iHUB control system.

Research and development expenses (“R&D”). R&D expense remained stable in the amount of $17.5 million in the six-month period ended June 30, 2021 and $17.4 million in the six-month period ended June 30, 2022.

Selling and marketing expenses (“S&M”). S&M expenses increased by 16%, from $23.5 million in the six-month period ended June 30, 2021 to $27.3 million in the six-month period ended June 30, 2022. The increase was primarily due to marketing expenses and additional headcount as a result of Vidazoo acquisition.

General and administrative expenses (“G&A”). G&A increased by 39%, from $8.8 million in the six-month period ended June 30, 2021 to $12.1 million in the six-month period ended June 30, 2022. The increase was primarily due to increased stock-based compensation expenses, consulting expenses related to M&A transactions and employee-related costs resulting from exchange rate fluctuations.

Depreciation and amortization. Depreciation and amortization expenses in the amount of $4.4 million in the six-month period ended June 30, 2021 and $6.4 million in the six-month period ended June 30, 2022. Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions. The increase is primarily attributable to the additional amortization of the acquired intangible assets derived from Vidazoo acquisition.

Taxes on Income (benefit). Taxes on income increased by $2.7 million from a tax expense of $2.2 million in the six-month period ended June 30, 2021 to tax expenses of $4.9 million in the six-month period ended June 30, 2022. The variations in the tax expenses between the periods are impacted by increases in tax deductible intangible assets and the impact of foreign exchange fluctuations on non-USD tax assets and liabilities.

Liquidity and Capital Resources

  As of June 30, 2022, we had $353.0 million in cash, cash equivalents and short-term bank deposits compared to $321.6 million as of December 31, 2021. The $31.4 million increase is primarily the result of $49.3 million net cash provided by operating activities, deducted by $18.6 million cash paid in connection with acquisitions.

Net cash provided by operating activities

For the six months ended June 30, 2022, our operating activities provided cash in the amount of $49.3 million, primarily as result of a net income in the amount of $35.0 million, increased by non-cash expenses, depreciation and amortization of $6.4 million, stock-based compensation expenses of $5.1 million and a net change of $3.9 million in operating assets and liabilities.

For the six months ended June 30, 2021, our operating activities provided cash in the amount of $28.1 million, primarily as result of a net income in the amount of $10.4 million, increased by non-cash expenses, depreciation and amortization of $4.4 million, stock-based compensation expenses of $2.0 million and a net change of $11.1 million in operating assets and liabilities

Net cash used in investing activities

In the six months ended June 30, 2022, we used in our investing activities $43.4 million cash, primarily due to $33.4 million investment in short-term deposits and $9.6 million paid in connection with acquisitions.

In the six months ended June 30, 2021, we used in our investing activities $74.1 million cash, primarily due to $70.3 million investment in short-term deposits and $3.4 million paid in connection with acquisitions.

Net cash provided by (used in) financing activities

In the six months ended June 30, 2022, we used in our financing activities $7.8 million cash, primarily due to $9.1 million related to contingent consideration payments in respect to previous acquisitions offset by $1.3 million due to stock-options exercises.

  In the six months ended June 30, 2021, our financing activities provided cash in the amount of $56.5 million, primarily due to $61 million from the issuance of shares in a follow-on offering and $3.8 million from stock-options exercises, offset by a $8.3 million repayment of our remaining loan.

Research, Development, Patents and Licenses, Etc.

There have been no material changes to our research and development activities from those reported under “Item 5.C.—Research, Development, Patents and Licenses, Etc.” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, there are no material changes to our contractual obligations from those reported under “Item 5.F.—Tabular Disclosure of Contractual Obligations” in the Annual Report.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5.A. —Operating Results” in the Annual Report.